09042995

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III A

SEC FILE NUMBER
8- 24062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2008 (MM/DD/YY) AND ENDING 07/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hugo Marx & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 South 29th Street
(No. and Street)

Birmingham	AL	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

V.Hugo Marx, III (205) 324-4534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, Kimbrough & Marino, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Rd.	Hoover	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
DEC 03 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, V. Hugo Marx, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugo Marx & Co., Inc., as of July 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

WARREN, AVERETT, KIMBROUGH & MARINO, LLC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS & FINANCIAL CONSULTANTS

INDEPENDENT AUDITORS' REPORT

September 28, 2009

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Hugo Marx & Co., Inc. as of July 31, 2009, and the related statements of shareholders' equity, operations, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hugo Marx & Co., Inc. as of July 31, 2009, and the results of its operations, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental schedules, pages 19 and 20, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Warren, Averett, Kimbrough + Marino, LLC

Birmingham, Alabama

415 EAST 10TH STREET
ANNISTON, AL 36207
(256) 241-0560
FAX (256) 236-4670

2500 ACTON ROAD
BIRMINGHAM, AL 35243
(205) 979-4100
FAX (205) 979-6313

P.O. BOX 1245
CULLMAN, AL 35056
(256) 739-0312
FAX (256) 739-1896

WWW.WAKM.COM

HUGO MARX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2009

ASSETS

Current Assets		
Cash	$	323,939
Investments		279,836
Accrued interest receivable		4,500
Prepaid expenses		2,164
Total Current Assets		610,439
Property and Equipment, net		49,071
Other Assets		
Deposit with clearing organization		10,000
Deferred income tax		91,000
Deposits		795
		101,795
	$	761,305

See notes to financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	4,008
Payroll taxes payable		355
Total Current Liabilities		4,363
Shareholders' Equity		
Common stock, par value $1,000 per share; 100 shares authorized, issued and outstanding		100,000
Additional paid-in capital		299,100
Retained earnings		357,842
		756,942
	$	761,305

HUGO MARX & CO., INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Beginning of Year	$ 100,000	$ 199,100	$ 498,833	$ 797,933
Capital Contribution	-	100,000	-	100,000
Net Loss	-	-	(140,991)	(140,991)
Balance at July 31, 2009	$ 100,000	$ 299,100	$ 357,842	$ 756,942

See notes to financial statements.

HUGO MARX & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2009

Revenue	
Gain on firm securities trading and investment accounts	$ 9,176
Interest income	12,546
Rental income	36,000
Miscellaneous	55
	57,777
Expenses	
Employee compensation and benefits	133,279
Clearance and exchange fees	10,570
Communications	7,995
Occupancy and equipment costs	35,716
Promotional costs	2,718
Interest	968
Regulatory fees and expenses	7,522
	198,768
Loss Before Income Taxes	(140,991)
Income Tax (Benefit) - Deferred	-
Net Loss	$ (140,991)

See notes to financial statements.

HUGO MARX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
JULY 31, 2009

Balance at Beginning and End of Year (no change during the year)	**$ -**

See notes to financial statements.

HUGO MARX & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2009

Cash Flows from Operating Activities		
Net loss	$	(140,991)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		2,708
Change in securities owned		243,756
Change in prepaid expenses		(1,321)
Change in accrued expenses		(4,934)
Change in accounts payable		3,089
		243,298
Net Cash Provided by Operating Activities		102,307
Cash Flows from Investing Activities		
Purchases of property and equipment		(3,746)
Net Cash Used by Investing Activities		(3,746)

HUGO MARX & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2009
(Continued)

Cash Flows from Financing Activities	
Repayment of long-term debt	(7,650)
Capital contribution	100,000
Net Cash Provided by Financing Activities	92,350
Increase in Cash and Cash Equivalents	190,911
Cash and Cash Equivalents - beginning of year	133,028
Cash and Cash Equivalents - end of year	$ 323,939
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ -

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hugo Marx & Co., Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an Alabama corporation and has offices in Birmingham, Alabama.

The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities.

Basis of Financial Statement Presentation

The Company uses the accrual basis of accounting whereby revenues are recognized when earned, and expenses are recognized at the date services are rendered or goods are received.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. The Company maintains cash in depository accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments
The Company's investments are stated at market value. Unrealized gains and losses on the increase or decrease to market value are recognized as incurred. Investment income is recognized as earned.

Investment transactions and the related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Fair Value Measurements
The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements*, effective July 1, 2008 (date of inception), on a prospective basis. FASB Statement No. 157 defines fair value for financial reporting purposes as the price that would be received to sell an asset or paid to transfer a liability in an orderly market transaction between market participants at the measurement date (reporting date). Under the statement, fair value is based on an exit price in the principal market or most advantageous market in which the reporting entity could transact. FASB Statement No. 157 does not require new fair value measurements but does apply under other accounting pronouncements where fair value is required or permitted.

For each asset and liability required to be reported at fair value, management has identified the unit of account and valuation premise to be applied for purposes of measuring fair value. The unit of account is the level at which an asset or liability is aggregated or disaggregated for purposes of applying FASB Statement No. 157. The valuation premise is a concept that determines whether an asset is measured on a stand-alone basis or in combination with other assets. For purposes of applying the provisions of FASB Statement No. 157, the Company measures its assets and liabilities on a stand-alone basis then aggregates assets and liabilities with similar characteristics for disclosure purposes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

FASB Statement No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on observable inputs, including quoted prices (other than Level 1) in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, such as interest rates, yield curves, volatilities and default rates, and inputs that are derived principally from or corroborated by observable market data.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability measured.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but, nevertheless, are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment
Property and equipment acquisitions are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts, and any gain or loss is reflected in operations. Depreciation for building and improvements is provided over the estimated useful life and is computed on the accelerated method. Depreciation for furniture, fixtures and equipment is provided over the estimated useful life and is computed on the straight-line method.

Item	Estimated Useful Life
Building and improvements	19 to 31.5 years
Furniture, fixtures and equipment	5 to 8 years

Income Taxes
Deferred income taxes result from timing differences which arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. Differences are expected to reverse in subsequent years.

Uncertain Tax Positions
In June 2006, the FASB released FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2009 financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies.* Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted, and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of July 31, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE B - EXEMPTION UNDER SEC RULE 15C3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i) since it maintains a special account for the exclusive benefit of customers. The balance of the special bank account amounted to $981 as of July 31, 2009.

NOTE C - INCOME TAXES

The Company uses the cash basis method of accounting for income tax purposes and the accrual basis method of accounting for financial reporting purposes.

Income tax expense (benefit) for the year ended July 31, 2009, consists of the following:

Deferred:	
Federal	$ (21,000)
State	(9,000)
Valuation allowance	30,000
	$ -

NOTE C - INCOME TAXES - Continued

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of July 31, 2009, are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	$ 145,000
Valuation allowance	(55,000)
	90,000
Deferred tax liabilities:	
Depreciation of property and equipment	1,000
Net deferred tax asset	$ 91,000

At July 31, 2009, the Company has net operating loss carry-forwards for federal and state income tax purposes of approximately $563,000 and $964,000, respectively, which expire in varying amounts from 2011 to 2023.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the Net Capital Rule) under the Securities Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2009, the Company's aggregate indebtedness and net capital were $4,363 and $591,272, respectively, a ratio of .0088 to 1. Required net capital is $100,000.

NOTE E - SHAREHOLDERS' AGREEMENT

Upon the death of any shareholder, the remaining shareholder has the option to purchase one share of the deceased shareholder's common stock. This option will expire 150 days after appointment of the deceased shareholder's personal representative. Additionally, certain employees of the Company, including the remaining shareholder, will have an option to purchase the remaining shares owned by the deceased shareholder. This option will expire 180 days after appointment of the personal representative. The Company will be obligated to purchase any remaining shares not purchased during the option periods. The agreement also places restrictions on the sale, assignment, pledge or transfer of the Company's stock by any shareholder.

The purchase price shall be calculated using the book value as of the end of its fiscal year end preceding the date of a purchase.

NOTE F - RELATED PARTY TRANSACTIONS

The Company leases office space to several businesses owned or controlled by the Company's shareholders. The lease arrangements are on a month-to-month basis and amount to $3,000 per month as of July 31, 2009. The Company received $36,000 under these arrangements during the year ended July 31, 2009.

NOTE G - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB Statement No. 157. See Note A for a discussion of the Company's policies regarding this hierarchy.

The following fair value hierarchy table presents information about the Company's assets measured at fair value on a recurring basis as of July 31, 2009:

		Fair Value Measurement at Report Date Using		
Assets	**Fair Value**	**Quoted Prices in Active Markets Level 1**	**Significant Other Observable Inputs Level 2**	**Significant Unobservable Inputs Level 3**
Investments	$ 279,836	$ 278,769	$ -	$ 1,067
Total Assets	$ 279,836	$ 278,769	$ -	$ 1,067

NOTE H - SUBSEQUENT EVENTS

During 2009, a shareholder of the Company passed away. Under a shareholder agreement, the Company is obligated to purchase the shares from the shareholder's estate. The purchase is expected to take place in September 2009 in the amount of $391,016.

HUGO MARX & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JULY 31, 2009

Computation of Net Capital		
Total shareholders' equity	$	756,942
Deductions:		
Total nonallowable assets		154,098
Net capital before haircuts on securities		602,844
Haircuts on securities		9,120
Net capital	$	593,724
Computation of Basic Net Capital Required		
Net capital required	$	100,000
Excess net capital	$	493,724
Excess net capital at 1,000% defined as net capital less 10% of total aggregate indebtedness	$	493,288
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition	$	4,363
Percentage of aggregate indebtedness to net capital		0.88%

See independent auditors' report.

HUGO MARX & CO., INC.
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED JULY 31, 2009

	Shareholders' Equity	Additions	Deductions	Net Capital before Haircuts on Securities Positions	Aggregate Indebtedness
As Shown by Unaudited Statement of Financial Condition	$ 752,154	$ -	$ 151,934	$ 600,220	$ 355
Audit Adjustments					
Increase in accrued interest receivable	4,500	-	-	4,500	-
Increase in securities owned	2,132	-	-	2,132	-
Increase in prepaid expenses	2,164	-	2,164	-	-
Decrease in accounts payable	(4,008)	-	-	(4,008)	4,008
As Shown by Audited Statement of Financial Condition	$ 756,942	$ -	$ 154,098	$ 602,844	$ 4,363

See independent auditors' report.

HUGO MARX & CO. INC.

INVESTMENT BANKERS

711 South 29th Street
Post Office Box 12004
Birmingham, Alabama 35202-2004
Telephone 205-324-4534

December 2, 2009

SEC
Mail Processing
Section

DEC 3 2009

Washington, DC
121

SEC
Registrations Branch
Mail Stop 8031
100 F Street N.E.
Washington, DC. 20549

RE: SEC Rule 17a-5
File No. 8-24062
FINRA No. 7052

Dear Sir/Madam:

We enclose two complete copies of our Financial Audit for the fiscal year ended July 31, 2009. Our new Auditors neglected to send the required forms in the first audits sent to you.

Thanking you, we are

HUGO MARX & CO., INC.

Lisa T. Marx
Vice President

LTM
Enclosures
cc: SEC Washington DC
SEC Atlanta, GA.
SEC Miami, FL.
FINRA New Orleans, LA
FINRA Rockville, MD
AL Sec & Exc Comm.

HUGO MARX & CO., INC.

AUDITED FINANCIAL STATEMENTS

JULY 31, 2009

WARREN, AVERETT, KIMBROUGH & MARINO, LLC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS & FINANCIAL CONSULTANTS

September 28, 2009

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

In planning and performing the audit of the financial statements of Hugo Marx & Co., Inc. (the Company) for the year ended July 31, 2009, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether these practices and procedures can be expected to achieve the SEC;s above mentioned objectives. The two objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

415 EAST 10TH STREET
ANNISTON, AL 36207
(256) 241-0560
FAX (256) 236-4670

2500 ACTON ROAD
BIRMINGHAM, AL 35243
(205) 979-4100
FAX (205) 979-6313

P.O. BOX 1245
CULLMAN, AL 35056
(256) 739-0312
FAX (256) 739-1896

WWW.WAKM.COM

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency*[1] is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warren, Averett, Kimbrough + Marino, LLC

Birmingham, Alabama